July 7, 2025

Ameet Mallik
Chief Executive Officer
ADC Therapeutics SA
Biop  le
Route de la Corniche 3B
1066 Epalinges
Switzerland

       Re: ADC Therapeutics SA
           Registration Statement on Form S-3
           Filed June 30, 2025
           File No. 333-288437
Dear Ameet Mallik:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Yasin Keshvargar